

Mail Stop 3720

July 20, 2009

Carl E. Wolters
President
REM Business Solutions, Inc.
2980 S. Rainbow Blvd. #H22
Las Vegas, NV 89146

> **Re:** **REM Business Solutions, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed July 9, 2009**
> **File No. 333-158529**

Dear Mr. Wolters:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   We note your response to our prior comment three in our letter dated July 2, 2009. However, we still note disclosure related to Mr. Monroe's role in selling shares in the offering on the prospectus cover page. Please revise.

Some of our current shareholders will become eligible to sell their stock . . ., page 13

2.   Please delete this sub-caption or revise your disclosure to set forth a discussion adequately describing this risk factor.

Use of Proceeds, page 14

3.   Revise the column headings to your Use of Proceeds table to correctly reflect the minimum and maximum allocations of net proceeds.

4.   Clarify how long raising only the minimum will allow you to operate. We note conflicting disclosure in your registration statement related to how long funds will last from the offering.

Plan of Distribution; Terms of the Offering, page 15

5.   We note your added disclosure on page 17 in response to our prior comment one in our letter dated July 2, 2009. Please further expand your disclosure to describe the events that led to the judgment being entered against Mr. Monroe.

List of Selling Shareholders, page 17

6.   Please delete the date above the table and confirm that the table has been updated through the date of the most recent amendment to the registration statement.

Business, page 19

7.   Revise your disclosure to reflect the correct date of incorporation for REM Business Solutions, Inc.

8.   Please include a discussion of all patents, trademarks and licenses, including duration, held by you. Refer to Item 101(h)(4)(vii) of Regulation S-K. We note your risk factor disclosure on page 11. In addition, we note your disclosure on page 21 discussing the concepts and other intellectual property developed by Mr. Monroe.

Securities Ownership of Certain Beneficial Owners and Management, page 25

9.   We note the date of the table is as of March 31, 2009. Please provide as of a more recent date. Refer to Item 403 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-3

10.   We note your response to prior comment 11 in our letter dated July 2, 2009; however no change has been made to the document. We note the disclosure in the Independent Auditor's Report that "[i]n the event that Company fails to meet the anticipated levels of performance there is significant doubt that the Company will be able to meet the debt obligations related to the non public offering." In addition, we note that your Balance

Carl E. Wolters
REM Business Solutions, Inc.
July 20, 2009
Page 3 of 4
Sheet as of January 31, 2009, reflects liabilities of $0. The Independent Auditors Report is for a different filing. Please revise.

Financial Statements, page F-1

11.   Please provide interim financial statements for your most recent fiscal quarter ending April 30, 2009. As your most recent audited financial statements have a fiscal year end as of January 31, 2009, interim financial statements shall include a balance sheet as of the end of the issuer's most recent fiscal quarter, a balance sheet as of the end of the preceding fiscal year, and income statements and statements of cash flows for the interim period up to the date of such balance sheet and, if appropriate, the comparable period of the preceding fiscal year. As you are a development stage registrant, you must provide cumulative financial information from inception. See Regulation S-X, Rule 8-03.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Abby Lynn Ertz, Esq.
Fax: (619) 564-8753